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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

KANA SOFTWARE, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
483600300
(CUSIP Number)
J. Markham Penrod, IACCPSM
Chief Compliance Officer
Empire Capital Management, LLC
One Gorham Island, Suite 201
Westport, CT 06880 USA
(203) 454-1019
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 20, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	483600300

1	NAMES OF REPORTING PERSONS Empire Capital Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		666,623

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

666,623

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

666,623

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	483600300

1	NAMES OF REPORTING PERSONS Empire GP, L.L.C

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		666,623

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

666,623

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

666,623

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	483600300

1	NAMES OF REPORTING PERSONS Empire Capital Management, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		748,373

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

748,373

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

748,373

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	483600300

1	NAMES OF REPORTING PERSONS Scott A. Fine

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,414,996

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

1,414,996

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,414,996

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	483600300

1	NAMES OF REPORTING PERSONS Peter J. Richards

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,414,996

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

1,414,996

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,414,996

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 1. Security and Issuer
The name of the issuer is KANA SOFTWARE, INC. (the “Company”). The Company’s principal executive offices are located at 181 Constitution Drive, Menlo Park, CA 94025. This Schedule 13D relates to the Company’s common stock, par value $0.001 (the “Common Stock”).
Item 2. Identity and Background
Empire Capital Partners, L.P.
(a)	Empire Capital Partners, L.P.

(b)	1 Gorham Island, Suite 201, Westport, CT 06880.

(c)	Empire Capital Partners, L.P. (“Empire Capital”) is a Delaware limited partnership which operates as a private investment partnership. Empire Capital is filing with respect to the Shares of Common Stock directly owned by it.

(d)	Empire Capital Partners, L.P., during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)	Empire Capital Partners, L.P., during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Empire Capital Partners, L.P. being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Empire GP, L.L.C.
(a)	Empire GP, L.L.C.

(b)	1 Gorham Island, Suite 201, Westport, CT 06880.

(c)	Empire GP, L.L.C., (“Empire GP”) is a limited liability company organized under the laws of the State of Delaware and serves as the general partner of the Empire Capital and in such capacity has responsibility for the management of the Empire Capital. Empire GP is filing with respect to shares of Common Stock directly owned by Empire Capital.

(d)	Empire GP, L.L.C., during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)	Empire GP, L.L.C., during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Empire GP, L.L.C. being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Empire Capital Management, L.L.C.
(a)	Empire Capital Management, L.L.C.

(b)	1 Gorham Island, Suite 201, Westport, CT 06880.

(c)	Empire Capital Management, L.L.C., a Delaware limited liability company (“Empire Management”), provides investment management and administrative services to the Empire Capital, Empire Capital Partners, LTD (the “Empire Overseas Fund”), Charter Oak Partners, L.P. (“Charter Oak”), Charter Oak Partners II, L.P. (“Charter Oak II”) and Charter Oak Master Fund, LP. (“Charter Oak Master” and together, the “Charter Oak Funds”). Empire Management is filing with respect to the Shares of Common Stock directly owned by the Empire Overseas Fund and the Charter Oak Funds.

(d)	Empire Capital Management, L.L.C., during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)	Empire Capital Management, L.L.C., during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Empire Capital Management, L.L.C. being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Mr. Scott A. Fine
(a)	Scott A. Fine

(b)	1 Gorham Island, Suite 201, Westport, CT 06880.

(c)	Mr. Fine, together with Mr. Richards, as Members, direct the operations of Empire GP and Empire Management. Mr. Fine is primarily engaged in the business of securities investing. He conducts his investment activities from the address listed in (b) above. Mr. Fine is filing with respect to the shares of Common Stock directly owned by Empire Capital, the Empire Overseas Fund and the Charter Oak Funds. Neither Mr. Fine nor Mr. Richards directly own any shares of Common Stock.

(d)	Mr. Fine, during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)	Mr. Fine, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Fine being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States citizen.

Mr. Peter J. Richards
(a)	Peter J. Richards

(b)	1 Gorham Island, Suite 201, Westport, CT 06880.

(c)	Mr. Richards, together with Mr. Fine, as Members, direct the operations of Empire GP and Empire Management. Mr. Richards is primarily engaged in the business of securities investing. He conducts his investment activities from the address listed in (b) above. Mr. Richards is filing with respect to the shares of Common Stock directly owned by Empire Capital, the Empire Overseas Fund and the Charter Oak Funds. Neither Mr. Fine nor Mr. Richards directly own any shares of Common Stock.

(d)	Mr. Richards, during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)	Mr. Richards, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Richards being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States citizen.
The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
Item 3. Source and Amount of Funds or Other Considerations.
The aggregate purchase price of the 1,414,996 Shares purchased by Empire Capital, the Empire Overseas Fund, and the Charter Oak Funds, collectively, was $2,414,930 (including commissions). The source of funding for the purchase of these Shares was the general working capital of the respective purchasers.
The Shares are held by the Reporting Persons in margin accounts. Such margin accounts may from time to time have debit balances. Since other securities are held in such margin accounts, it is not possible to determine the amounts, if any, of margin used with respect to the purchase of the Shares.
Item 4. Purpose of Transaction.
The Reporting Persons acquired the shares of Common Stock for the purpose of obtaining a significant equity position in the Issuer, and considered the Common Stock to be an attractive investment at the price levels at which it acquired the shares of Common Stock.
The Reporting Persons believe that the Common Stock is currently undervalued due to several factors, including the following:
Representatives of the Reporting Persons intend to meet with the Company’s management in the near future to discuss these matters.
The Reporting Persons’ primary interest is to maximize the value of its investment. To this end, the Reporting Persons intend continually to review the Company’s business affairs and financial position and future prospects, as well as conditions in the securities markets and general economic and industrial conditions. Based on such evaluation and review and other factors (including, without limitation, the attitude of the Board of Directors and management of the Company), the Reporting Persons will continue to consider various alternative courses of action and will in the future take such actions with respect to its investment in the Company as it deems appropriate in light of the circumstances existing from time to time. Such actions may include seeking representation on the Board of Directors of the Company, making recommendations to members of management concerning various business strategies, other strategic partnerships, dividend policies and other matters, seeking to acquire control of the Company through a merger, proxy solicitation, tender offer, exchange offer or otherwise, or such other actions as the
Reporting Persons may deem appropriate. Such actions may involve the purchase of additional Common Stock or, alternatively, may involve the sale of all or a portion of the Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions to one or more purchasers.
Empire Capital has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it, which power may be exercised by its general partner, Empire GP. Empire GP does not directly own any shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934 (the “Act”), Empire GP may be deemed to own beneficially the shares owned by Empire Capital.
The Empire Overseas Fund and the Charter Oak Funds have the power to dispose of and the power to vote the shares of Common Stock beneficially owned by them, which power may be exercised by their investment manager, Empire Management. Empire Management does not directly own any shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Act, Empire Management may be deemed to own beneficially the shares owned by the Empire Overseas Fund and the Charter Oak Funds.
Messrs. Fine and Richards, as Members, direct the operations of Empire GP and Empire Management. Neither Mr. Fine nor Mr. Richards directly own any shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the shares beneficially owned by Empire Capital, the Empire Overseas Fund and the Charter Oak Funds. Each of Mr. Fine and Mr. Richards disclaim beneficial ownership of the shares of Common Stock reflected in this filing, except to the extent of his respective pecuniary interest in such securities pursuant to Section 13 of the Act.

Except as set forth above, the Reporting Persons do not have any plans or proposals which relate to or would result in:
(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporation transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)	Any other material change in the issuer’s business or corporate structure;

(g)	Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)	Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	Causing a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.
Item 5. Interest in Securities of Issuer.
According to its Form 10-Q filed with the Securities and Exchange Commission on August 11, 2008, as of July 31, 2008, the Company had 41,211,958 shares of its Common Stock outstanding. The Reporting Persons have the following interests in the Common Stock:

Empire Capital Partner, L.P.
(a)	See page 3, nos. 11 and 13.

(b)	See pages 2 — 3, nos. 7-10.

(c)	See attached Exhibit 1 for all transactions effected in the Shares that have taken place in the past sixty days.

(d)	None.

(e)	Not Applicable.
Empire GP, L.L.C.
(a)	See page 4, nos. 11 and 13.

(b)	See page 4, nos. 7-10.

(c)	See attached Exhibit 1 for all transactions effected in the Shares that have taken place in the past sixty days.

(d)	None.

(e)	Not Applicable.
Empire Capital Management, L.L.C.
(a)	See page 6, nos. 11 and 13.

(b)	See page 5, nos. 7-10.

(c)	See attached Exhibit 1 for all transactions effected in the Shares that have taken place in the past sixty days.

(d)	None.

(e)	Not Applicable.
Mr. Scott A. Fine
(a)	See page 7, nos. 11 and 13.

(b)	See page 7, nos. 7-10.

(c)	See attached Exhibit 1 for all transactions effected in the Shares that have taken place in the past sixty days.

(d)	None.

(e)	Not Applicable.
Mr. Peter J. Richards
(a)	See pages 8-9, nos. 11 and 13.

(b)	See page 8, nos. 7-10.

(c)	See attached Exhibit 1 for all transactions effected in the Shares that have taken place in the past sixty days.

(d)	None.

(e)	Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship With Respect to Securities of the Issuer.
Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Company.
Item 7. Material to be filed as Exhibits.
1.	Transactions of the Reporting Persons within the last 60 days.

2.	Joint Filing Agreement
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
DATED: August 22, 2008

By:	/s/ Scott A. Fine

Scott A. Fine, individually, and a member of Empire GP, L.L.C. and Empire Capital Management, L.L.C.

By:	/s/ Peter J. Richards

Peter J. Richards, individually, and a member of Empire GP, L.L.C. and Empire Capital Management, L.L.C.

Exhibit Index
1.	Transactions of the Reporting Persons within the last 60 days.

2.	Joint Filing Agreement